Mega Fortune Company Limited

November 4, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mega Fortune Company Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted September 13, 2024

CIK No. 0002033377

Dear Sir/Madam,

Mega Fortune Company Limited, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated September 30, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on August 9, 2024, amended on September 13, 2024. Concurrently with the submission of this letter, the Company is filing herewith its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

56

1. We note that your largest customers represent a significant percentage of your revenue and accounts receivable and your largest suppliers account for a significant percentage of your accounts payable and cost of revenue. Please revise to provide a discussion of the material terms of your agreements with significant customers and suppliers, including the financial terms, duration, and any termination provisions.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 70 to 72 of the Registration Statement to include the material terms, including the financial terms, duration, and termination provisions, with our top 5 customers and suppliers for the six months ended March 31, 2024 and 2023, and for the years ended September 30, 2023 and 2022.

We thank the Staff for its review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Siu Fung Tang
Siu Fung Tang, Chief Executive Officer

Enclosures

cc:	Jeffrey Li, FisherBroyles, LLP